FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          OCTOBER 2006

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
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             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
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                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|              Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No        |X|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


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


                                TABLE OF CONTENTS

Document 1                 NEWS RELEASE DATED OCTOBER 24, 2006
Document 2                 NEWS RELEASE DATED OCTOBER 30, 2006
Document 3                 NEWS RELEASE DATED OCTOBER 31, 2006

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
October 24, 2006                                                       TSXV: AGX

               DRILLING TO START ON THE TETAGOUCHE SILVER PROPERTY

Amador Gold Corporation will commence drilling on the Tetagouche Property this week. The drill program will test a silver and gold zone located approximately 40 km. west of Bathurst, NB.

Drilling last year intersected silver and gold mineralization in a vein-breccia zone, which also contains lead and zinc, within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The mineralized zone is characterized by silica flooding and strong sericite alteration. DDH-TS-05-01 last year intersected 3.1 metres of 621.3 g/t Ag and 0.74g/t Au. DDH-TS-05-04 intersected 174.9g/t Ag, 0.66g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416g/t Ag, 1.16g Au/g/t over
2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2/t Ag, 0.42g/t Au over 5.88 metres, including 1.52m of 1062g/t Ag and 0.76g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. The current drilling programme will explore the zones size potential along strike and at depth.

Terry Mercereau, P.Geo., has reviewed the contents of this release and is a Qualified Person as defined by National Instrument 43-101.

ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
----------------------------
Richard W. Hughes, President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgold.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      DOCUMENT 2

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
October 30, 2006                                                       TSXV: AGX

                        DRILLING ON THE HOLLOWAY PROPERTY

Amador Gold Corp. will commence drilling on the Holloway Property this week. The property is located in Holloway and Frecheville Townships approximately 95 km east of Timmins, Ontario.

The property straddles the Destor-Porcupine-Fault-Zone (DPFZ) which is intimately associated with gold mineralization in the Harker-Holloway and Timmins-Porcupine gold camps. Amador's recent geophysical surveys have confirmed and better delineated a historical Induced Polarization (I.P.) anomaly that could be associated with a pyrite bearing alteration zone containing gold along the DPFZ. Drilling will commence by the end of the week on this anomaly that has never been drill tested.

Peter Caldbick, PGeo, is the Qualified Person for the purposes of National Instrument 43-101 for the Company's Holloway Property drilling.

ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
----------------------------
Richard W. Hughes, President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      DOCUMENT 3

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
October 31, 2006                                                       TSXV: AGX

              AMADOR COMMENCES TRENCHING PROGRAM ON HORWOOD PROJECT

Amador Gold Corp. is pleased to announce that it has commenced a program of stripping, trenching and sampling on the Horwood property located approximately 75 kilometers southwest of Timmins, Ontario. The Horwood property possesses significant exploration potential to host prospective economic gold mineralization within both altered carbonate-silica-pyrite rich zones within porphyritic phases of the Horwood Peninsula Pluton (HPP) and quartz veins located close to the HPP in the footwall mafic volcanic flows.

Stripping will commence on the Haddington showing, the first of a number of prospective gold targets within the Horwood peninsula. Drilling by Haddington Resources Ltd. in 1995 intersected a 2.65 meter zone described as containing semi-massive Peritite-Calcopyrite and Zinc Sulphide bands and blebs within altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the updip projection of an earlier drill intersection of 0.042 OZ/T AU OVER 1.0 METER intersected 0.34 OZ/T AU OVER 1.45 METERS.

A Mise A La Masse survey indicated that this gold/sulphide zone trends in a general easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 G/T AU and 3.02 G/T Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled. Stripping will occur in the immediate vicinity of these trenches and will be followed by a program of channel sampling. A newly revised structural interpretation of the Horwood peninsula has been recently proposed suggesting that the number of gold occurrences in the area may be linked to dilatent fracture systems within large scale fold noses.

Amador Gold Corp.'s stripping program will investigate the Haddington, Labbe and a number of new gold showings with the intent of establishing size and grade continuity to these separate occurrences. Peter Caldbick, PGeo, is the qualified person for the purposes of National Instrument 43-101 for the Company's Horwood trenching programme.

ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
----------------------------
Richard W. Hughes, President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     AMADOR GOLD CORP.
                                     (Registrant)


Date:    October 31, 2006            BY:  /S/ BEVERLY J. BULLOCK
                                     ------------------------------------
                                              Beverly J. Bullock,
                                              Corporate Secretary